Hydra Industries Acquisition Corp.

3 Columbus Circle
16th Floor
New York, NY 10019

October 14, 2014

VIA EDGAR

Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hydra Industries Acquisition Corp.

Registration Statement on Form S-1

Filed August 19, 2014, as amended

File No. 333-198236

Dear Ms. Long:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hydra Industries Acquisition Corp. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. EST on Wednesday, October 15, 2014, or as soon as thereafter practicable.

Please note that we acknowledge the following:

·	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ A. Lorne Weil

A. Lorne Weil

Chairman and Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

Skadden, Arps, Slate, Meagher & Flom LLP